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                             EXHIBIT 99.1
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[LOGO]    DepotDirect(tm)
          A Direct Purchase Program For Home Depot Stock

June 25, 1996

Dear Investor:

The Home Depot, Inc. (the "Company") is pleased to introduce its new Dividend Reinvestment and Stock Purchase Program - DepotDirect. It is a stock purchase program designed to promote long-term ownership among investors who are committed to investing a minimum amount and building their Home Depot stock ownership over time. DepotDirect is a low cost, convenient way to purchase your first shares or your next share of the Company's Common Stock, directly from the Company.

DepotDirect will replace the Company's current Dividend Reinvestment/ Stock Purchase Plan effective July 1, 1996 and offers the following features:

 . Existing stockholders have the opportunity to invest cash dividends and voluntary cash contributions in additional shares of the Company's Common Stock.
 . Persons who are not presently stockholders may make an initial cash investment of at least $250 and become a stockholder Participant in the Program.
 .  An Automatic Monthly Investment feature is offered.
 . You have the choice of investing all of your dividends or receiving all of your dividends and making cash purchases only.

Participation in the Program is offered only by means of a Prospectus. Please read the enclosed Prospectus for complete Program details.

Participants in the Company's current Dividend Reinvestment/Stock Purchase Plan will automatically continue in DepotDirect without sending in a new enrollment form. Stockholders who presently do not participate can do so by completing and sending in the form enclosed with their dividend check.

Thank you for your support and loyalty as a customer and stockholder.

Sincerely,

THE HOME DEPOT, INC.

/s/Bernard Marcus                          /s/Arthur M. Blank
Bernard Marcus                             Arthur M. Blank
Chairman and Chief Executive Officer       President and Chief Operating
                                           Officer

             Questions About DepotDirect Or Your Account?
                            Call: 1-800-730-4001
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                            INVEMED ASSOCIATES, INC.

                            375 PARK AVENUE
                            SUITE 2205
                            NEW YORK, NEW YORK 10152

Dear Investor:

In order to comply with securities laws and regulations in your state, Invemed Associates, Inc. is forwarding the enclosed materials for DepotDirect(tm) on behalf of The Home Depot, Inc.

DepotDirect is a Dividend Reinvestment and Stock Purchase Program designed to promote long-term ownership among investors who are committed to investing a minimum amount and building their Home Depot stock ownership over time. Please review the enclosed Prospectus for complete details of the Program.


Sincerely,

INVEMED ASSOCIATES, INC.


/s/Kenneth G. Langone
Kenneth G. Langone
President


Invemed Associates, Inc. does not recommend for or against this offer, nor do we assume responsibility for the accuracy of statements made in the enclosed materials.